Exhibit 99.1

Niu Technologies Provides Fourth Quarter and Full Year 2023 Sales Volume Update

BEIJING, China, January 05, 2024 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the fourth quarter and full year 2023.

	4Q 2023	4Q 2022	FY2023	FY2022
China Market	110,454	118,065	600,994	710,540
International Markets	27,022	20,214	108,808	121,053
Total	137,476	138,279	709,802	831,593

In the fourth quarter of 2023, NIU sold 137,476 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. The number of units sold in China market and international markets were 110,454 and 27,022, respectively.

The macro environment in China, which has been recovering at a relatively slow pace, along with the usual cyclical fourth-quarter weakness, acted as a drag on NIU’s domestic sales volume. Despite these challenges, our new products continued to perform well, with our mass-premium products accounting for 75% of the total domestic sales volume, a significant increase from 39% during the same period last year. Looking ahead to 2024, we are confident that our diverse product portfolio has been strategically aligned with the expected consumption trends and demand, which positions us well to capitalize on the continued recovery of the economy.

In international markets, we achieved a total sales volume of 27,022 units. Our offline retail sales exceeded 80% of the total micro-mobility sales volume, marking a significant increase from the 46% a year ago. This remarkable growth can be attributed to our strategic efforts in previous quarters to expand our retail partnerships, including notable additions such as BestBuy in the US and MediaMarkt in Europe. Additionally, our kick-scooter segment is consistently achieving steady growth.

For the full year 2023, the Company sold 709,802 units. The number of units sold in China market and international markets were 600,994 and 108,808, respectively.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, and (ii) two micro-mobility series, including kick-scooter series, KQi, and e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

E-mail: ir@niu.com